UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 4) *

KU6 MEDIA CO., LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

447773 10 2

(CUSIP Number)

Grace Wu
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: (86-21) 5050-4740

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
66.4% (2)

14	Type of Reporting Person
CO, HC

_______________
(1)
Consists of (a) 1,796,233,064 ordinary shares, par value $0.00005 per share (the “Shares”) of Ku6 Media Co., Ltd. (“Ku6”) (including Shares represented by American Depositary Shares of Ku6 (the “ADSs”), each representing 100 Shares) held by Shanda Media Group Limited (formerly known as Shanda Music Group Limited) (“Shanda Media”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda”) and (b) 1,538,461,538 Shares that will be acquired by Shanda Media pursuant to the Share Purchase Agreement dated as of April 1, 2011 by and between Shanda Media and Ku6 as described under Item 3 (the “Share Purchase Agreement”).

(2)
This percentage is calculated based upon 5,019,797,736 Shares (including Shares represented by ADSs) that will be outstanding as of the closing date (the “Closing Date”) of the Share Acquisition (as defined below), as obtained from Ku6.

1	Name of Reporting Persons
Shanda Media Group Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
66.4% (2)

14	Type of Reporting Person
CO, HC

_______________
(1)	Consists of (a) 1,796,233,064 Shares (including Shares represented by ADSs) held by Shanda Media and (b) 1,538,461,538 Shares to be acquired by Shanda Media pursuant to the Share Purchase Agreement.

(2)
This percentage is calculated based upon 5,019,797,736 Shares (including Shares represented by ADSs) that will be outstanding as of the Closing Date of the Share Acquisition (as defined below), as obtained from Ku6.

Item 1.   Security and Issuer

(a)      This statement relates to the ordinary shares, par value $0.00005 per share (“Shares”) of Ku6 Media Co., Ltd. (“Ku6”), including Shares represented by American Depositary Shares of Ku6, each representing 100 Shares (“ADSs”).

(b)      The address of Ku6’s principal executive office is Building 6, Zhengtongchuangyi Centre, No. 18 Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China.

Item 2.   Identity and Background

(a)- (c), (f)  The names of the reporting persons are Shanda Interactive Entertainment Limited (“Shanda”) and Shanda Media Group Limited (“Shanda Media”) (each a “Reporting Person” and together, the “Reporting Persons”).

Shanda is incorporated with limited liability under the laws of the Cayman Islands.  Shanda Media is incorporated with limited liability under the laws of the British Virgin Islands.

The principal office or business address for each of the Reporting Persons is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Shanda is a leading interactive entertainment media company in China which offers a diversified entertainment content portfolio including, among other things, massively multiplayer online role playing games, advanced casual games and flash games, online (internet and wireless value-added services) and offline literature publication, online chess and board games platform, e-sports game platform and wireless value-added services, music and online video.  Shanda Media is a wholly-owned subsidiary of Shanda.

Attached hereto as Schedule I, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Shanda and Shanda Media.

(d)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Considerations

Pursuant to a Share Purchase Agreement by and between Shanda Media and Ku6 dated as of April 1, 2011, Shanda Media agreed to acquire 1,538,461,538 Shares from Ku6 for a total price of US$50,000,000 in cash on the Closing Date (the “Share Acquisition”).

Shanda Media also entered into a Rule 10b5-1 Trading Plan with UBS Financial Services Inc. (“UBS”) on September 12, 2009, as amended on March 29, 2010, under which UBS was retained as an agent of Shanda Media to establish a trading plan that complies with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”).  UBS agreed to purchase up to 2,250,000 ADSs on behalf of Shanda Media pursuant to the 10b5-1 Plan during the period from October 6, 2009 to December 31, 2010 (the “10b5-1 Period”), at a limit price of $4.00 per ADS if the then closing price of the ADS on the relevant trading days during the 10b5-1 Plan Period is equal to or below $4.00 per ADS. For the period from August 7, 2010 to October 1, 2010, Shanda had acquired 12,968,600 Shares (129,686 ADSs) under the 10b5-1 Plan. The 10b5-1 Plan has expired as of April 1, 2011 and has not been renewed or reinstated.

Item 4.   Purpose of the Transaction

Shanda intends to increase the number of Shares Shanda Media holds through the Share Acquisition as well as provideng additional funds to Ku6 to support its business expansion and development.

Item 5.   Interest in Securities of the Issuer

(a) –(b)  The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided as of the Closing Date of the Share Purchase Agreement:

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	66.4%

Shanda Media Group Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	66.4%

(1)	Include 1,538,461,538 Shares to be to be acquired by Shanda Media pursuant to the Share Purchase Agreement..

(2)
This percentage is calculated based upon 5,019,797,736 Shares (including Shares represented by ADSs) that will be outstanding as of the Closing Date of the Share Purchase Agreement, as obtained from Ku6.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c) During the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule I hereto, has entered into any transaction in the Shares (including Shares represented by ADSs).

(d)No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Ku6.

Item 7.   Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated April 5, 2011 among Shanda Interactive Entertainment Limited and Shanda Media Group Limited.

Exhibit B – The Share Purchase Agreement dated as of April 1, 2011 by and between Shang Media Group Limited and Ku6 Media Co., Ltd..

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2011	SHANDA INTERACTIVE ENTERTAINMENT LIMITED

	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA MEDIA GROUP LIMITED

April 5, 2011	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA

The name, present principal occupation or employment and citizenship of each director and executive officer of Shanda are set forth below. Each occupation set forth opposite an individual’s name in the following table refers to employment with Shanda. The business address of each director and officer is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Name	Citizenship	Present Principal Occupation
Tianqiao Chen(1)	China	Chairman of the Board and Chief Executive Officer
Qunzhao Tan	China	Non-executive Director
Danian Chen	China	Director and Chief Operating Officer
Qianqian Luo(1)	China	Non-executive Director
Jingsheng Huang(2)	U.S.A.	Independent Director
Chengyu Xiong(2)	China	Independent Director
Kai Zhao(2)	China	Independent Director
Jin Zhang	China	Vice President
Grace Wu	U.S.A.	Director and Chief Financial Officer
Haifa Zhu	China	Chief Investment Officer
Danning Mi	China	Chief Information Officer

(1) Member of the compensation committee.
(2) Member of the audit committee.

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA MEDIA

        Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is the sole director of Shanda Media. Shanda Media has no executive officers.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13D with respect to the ordinary shares, par value $0.00005 per share (the “Shares”), including Shares represented by American Depositary Shares, each representing 100 Shares, of Ku6 Media Co., Ltd. (including amendments thereto) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 5th day of April, 2011.

April 5, 2011	SHANDA INTERACTIVE ENTERTAINMENT LIMITED

	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA MEDIA GROUP LIMITED

April 5, 2011	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

EXHIBIT B

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made as of April 1, 2011 by and between Ku6 Media Company, Ltd., a limited liability company incorporated in the Cayman Islands (the “Company”) and Shanda Media Group Limited, a limited liability company incorporate in the British Virgin Islands (the “Buyer”).  The Buyer and the Company are hereinafter collectively referred to as the “Parties” and each individually as a “Party.”

W  I  T  N  E  S  S  E  T  H :

WHEREAS, the Company desires to issue and sell to the Buyer, and the Buyer desires to purchase from the Company, certain Shares (as defined below), pursuant to the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein and intending to be legally bound hereby, the parties hereto agree to as follows:

ARTICLE 1
Definitions

Section 1.01 .  Definitions.  As used herein, the following terms have the following meanings:

 “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Shanghai, Hong Kong and New York are authorized or required by applicable law to close.

“Shares” means the ordinary shares of the Company, par value US$0.0005 each.

“Closing Date” means the date of the Closing.

ARTICLE 2
Purchase and Sale

Section 2.01. Sale and Issuance of Shares.  Subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Company at the Closing and the Company agrees to sell and issue to the Buyer at the Closing certain Shares at a purchase price of US$50,000,000 in the aggregate and US$0.0325 per Share. The total purchase price for the Shares shall be hereinafter referred to as the “Purchase Price”.

Section 2.02. Closing.  The closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place at the Hong Kong office of Davis Polk & Wardwell LLP, 18TH Floor, Hong Kong Club Building, 3A Chater Road, Central, Hong Kong as soon as possible but no later than five Business Days after the satisfaction or waiver of the conditions set forth in Article 4, or at other place and time as mutually agreed by the Company and the Buyer.

Section 2.03.  Deliveries by the Buyer.  At the Closing, the Buyer shall pay to the Company the Purchase Price in immediately available funds by wire transfer to an account designated in writing by the Company Three Business Days prior to the Closing Date.

Section 2.04.  Deliveries by the Company. At the Closing, the Company shall deliver to the Buyer the duly executed Share Certificates representing the Shares.

ARTICLE 3
Representations and Warranties of The Company

The Company represents and warrants to the Buyer as of the date hereof that:

Section 3.01.  Corporate Existence and Power.  The Company is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 3.02.  Corporate Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of the Company and have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with the terms hereof and thereof, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.

Section 3.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby and thereby require no approval or action by or filing with or notice to any governmental authority.

Section 3.04.  Noncontravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the organizational documents of the Company, (ii) violate any applicable law, government order, decree or judgment or (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company.

Section 3.05.  Valid Issuance of Shares.  At the Closing, the Buyer will acquire good and valid title to the Shares, which, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and free of restrictions on transfer.

Section 3.06.  Litigation.  There is no action, suit, investigation or proceeding pending against or, to the knowledge of the Company, threatened against or affecting the Company before any arbitrator or any governmental authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

ARTICLE 4
Conditions to Closing

Section 4.01. Conditions to Obligation of the Buyer.  The obligation of the Buyer to consummate the Closing is subject to the satisfaction of the following conditions:

(a) Representations and Warranties. All representations and warranties of the Company contained in Article 3 shall be true and accurate as of the date of this Agreement and as of the Closing Date as though newly made on and as of the Closing Date.

(b) Consents.  The Company shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement, including without limitation (x) the unanimous approvals by the independent directors of the Company and (y) the approval by the Company’s shareholders in a duly convened shareholders meeting, and all required authorizations, approvals or permits of any applicable governmental authorities and the stock exchange where the ordinary shares of the Company are listed.

(c) Share Certificate.  The Purchaser shall have received a duly executed Share Certificate.

(d) Secretary’s Certificate.  The Company shall deliver to the Buyer on Closing a certificate executed by the chairman of the board of directors of the Company certifying the satisfaction of the above conditions.

ARTICLE 5
Miscellaneous

Section 5.01.  Termination. This Agreement may be terminated at any time prior to the Closing by mutual written agreement of the Company and the Buyer.

Section 5.02.  Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such jurisdiction.

Section 5.03.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.04.  Expenses.  All costs and expenses (including legal fees and expenses) incurred by the Buyer in connection with this Agreement and the consummation of the transactions contemplated hereby shall be borne by the Company.  To the extent the Buyer has paid any such costs or expenses, the Company shall promptly reimburse the Buyer.

Section 5.05.  Entire Agreement.  This Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by or on behalf of each of the parties hereto as of the day first above written.

Shanda Media Group Limited

By:
Name:
Title:

Ku6 Media Company, Ltd.

By:
Name:
Title: